FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Second quarter, year ending March 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 7, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura © Nomura (US GAAP) November 2024 Consolidated Results of Operations Second quarter, year ending March 2025 Nomura Holdings, Inc.

Nomura Outline 1 Presentation Financial Supplement â—¼ Consolidated balance sheet (p. 17) â—¼ Value at risk (p. 18) â—¼ Consolidated financial highlights (p. 19) â—¼ Consolidated income (p. 20) â—¼ Main revenue items (p. 21) â—¼ Consolidated results: Income (loss) before income taxes by segment and region (p. 22) â—¼ Segment “Other” (p. 23) â—¼ Wealth Management related data (p. 24-27) â—¼ Investment Management related data (p. 28-29) â—¼ Wholesale related data (p. 30) â—¼ Number of employees (p. 31) â—¼ Executive summary (p. 2-3) â—¼ Overview of results (p. 4) â—¼ Business segment results (p. 5) â—¼ Wealth Management (p. 6-8) â—¼ Investment Management (p. 9-10) â—¼ Wholesale (p. 11-13) â—¼ Non-interest expenses (p. 14) â—¼ Robust financial position (p. 15)

NOMURA

Executive summary (1/2)

FY2024/25 2Q highlights

- **Income before income taxes and net income both at four-year high, marking best quarter since FY2020/21 1Q**
  - Net revenue: Y483.3bn (+6% QoQ); Income before income taxes: Y133bn (+29% QoQ); Net income[1]: Y98.4bn (+43% QoQ); EPS[2]: Y32.26; ROE[3]: 11.6%
  - All three international regions profitable, contributing to lower effective tax rate (27%)
- **Three segment income before income taxes increased 42% to Y122.5bn, marking the sixth straight quarter of growth**
- **Wealth Management earnings momentum continued with income before income taxes reaching a nine year high**
  - Net inflows of recurring revenue assets grew to Y438.3bn as we made progress in our segment-based approach and initiatives to expand our asset management recurring business amid volatile markets; Recurring revenue was at a record high
- **Investment Management's asset management business continued to post strong performance**
  - Solid net inflows of Y1.1trn into investment trust business and investment advisory and international businesses
  - Continued to gain traction in private assets with alternative assets under management remaining high at over Y2trn despite market factors (yen appreciation)
- **Wholesale income before income taxes doubled as revenues grew and costs were contained, giving an improved cost-to-income ratio of 83%**
  - Global Markets booked stronger revenues in Macro Products and Equity Products
  - Investment Banking revenues increased as we supported multiple ECM deals in Japan and executed a large M&A transaction in EMEA

Income (loss) before income taxes, and net income (loss)[1]


Groupwide
(billions of yen)
Income (loss) before income taxes
Net income (loss)
46.3
56.7
78.7
92.1
102.9
133.0
23.3
35.2
50.5
56.8
68.9
98.4
FY2023/24
1Q
2Q
3Q
4Q
FY2024/25
1Q
2Q


Three segment income before income taxes
Wholesale
Investment Management
Wealth Management
(billions of yen)
28.7
60.5
70.5
77.1
86.6
122.5
FY2023/24
1Q
2Q
3Q
4Q
FY2024/25
1Q
2Q

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

2

NOMURA

Executive summary (2/2)

FY2024/25 1H highlights

- **Income before income taxes: Y235.9bn (+129% YoY); Net income[1]: Y167.3bn (+186% YoY); EPS[2]: Y54.58; ROE[3]: 10.1%**
  - Three segment performance was strong and we are starting to **see results of our medium to long-term initiatives** as we steadily grow stable revenues[4] and diversify Wholesale revenues

- Three segment income before income taxes of Y209.1bn (+134% YoY): **Significant growth driven by higher revenues across all three segments and cost controls**
  - **Wealth Management income before income taxes at nine-year high:** Progress in asset management business initiatives led to 30% growth in recurring revenue YoY
  - **Investment Management income before income taxes doubled YoY:** Business revenue at highest level since division established in April 2021 and investment gain/loss improved
  - **Wholesale performance rebounded:** All business lines and regions booked stronger revenues and we maintained stringent cost control

- Half-year dividend per share: Y23

	FY2023/24 1H	FY2024/25 1H	YoY
Net revenue	Y716.7bn	**Y937.8bn**	**31%**
Income (loss) before income taxes	Y103bn	**Y235.9bn**	**129%**
Net income[1]	Y58.6bn	**Y167.3bn**	**186%**
EPS[2]	Y18.62	**Y54.58**	**193%**
ROE[3]	3.6%	**10.1%**	

Income (loss) before income taxes: Segment information	FY2023/24 1H	FY2024/25 1H	YoY
Wealth Management	Y52bn	**Y87.5bn**	**68%**
Investment Management	Y26.8bn	**Y55.1bn**	**105%**
Wholesale	Y10.4bn	**Y66.4bn**	**6.4x**
Three segment total	Y89.2bn	**Y209.1bn**	**134%**
Other	Y15.4bn	**Y28.9bn**	**87%**
Unrealized gain (loss) on investments held for operating purposes	-Y1.6bn	**-Y2.0bn**	**-**
Income (loss) before income taxes	Y103bn	**Y235.9bn**	**129%**

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
4. Recurring revenue of Wealth Management division and Business revenue of Investment Management division, etc.

3

Nomura Highlights Overview of results 1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period. 4 (billions of yen, excluding EPS and ROE) FY2023/24 FY2024/25 QoQ YoY FY2023/24 FY2024/25 YoY 2Q 3Q 4Q 1Q 2Q 1H 1H Net revenue 367.8 400.2 445.1 454.4 483.3 6% 31% 716.7 937.8 31% Non-interest expenses 311.0 321.5 353.0 351.5 350.3 -0.3% 13% 613.6 701.8 14% Income (loss) before income taxes 56.7 78.7 92.1 102.9 133.0 29% 134% 103.0 235.9 129% Net income (loss)1 35.2 50.5 56.8 68.9 98.4 43% 179% 58.6 167.3 186% EPS2 Y11.21 Y16.10 Y18.02 Y22.36 Y32.26 44% 188% Y18.62 Y54.58 193% ROE3 4.3% 6.2% 6.8% 8.1% 11.6% 3.6% 10.1%

Business segment results

Net revenue and income (loss) before income taxes

(billions of yen)		FY2023/24			FY2024/25		QoQ	YoY	FY2023/24	FY2024/25	YoY
		2Q	3Q	4Q	1Q	2Q			1H	1H	
Net revenue	Wealth Management	98.9	102.6	108.8	114.0	**116.7**	**2%**	**18%**	191.0	**230.7**	**21%**
	Investment Management	45.1	38.9	43.6	47.7	**56.1**	**18%**	**24%**	71.6	**103.8**	**45%**
	Wholesale	204.1	217.0	254.2	244.8	**263.4**	**8%**	**29%**	394.9	**508.2**	**29%**
	Subtotal	348.1	358.6	406.5	406.5	**436.2**	**7%**	**25%**	657.6	**842.7**	**28%**
	Other*	17.0	54.6	34.4	46.7	**50.4**	**8%**	**197%**	60.7	**97.1**	**60%**
	Unrealized gain (loss) on investments in equity securities held for operating purpose	2.7	-13.0	4.2	1.2	**-3.2**	**-**	**-**	-1.6	**-2.0**	**-**
	Net revenue	367.8	400.2	445.1	454.4	**483.3**	**6%**	**31%**	716.7	**937.8**	**31%**
Income (loss) before income taxes	Wealth Management	29.0	31.9	38.8	42.3	**45.3**	**7%**	**56%**	52.0	**87.5**	**68%**
	Investment Management	23.2	15.6	17.8	23.2	**31.9**	**38%**	**38%**	26.8	**55.1**	**105%**
	Wholesale	8.3	23.0	20.6	21.1	**45.3**	**114%**	**5.5x**	10.4	**66.4**	**6.4x**
	Subtotal	60.5	70.5	77.1	86.6	**122.5**	**42%**	**102%**	89.2	**209.1**	**134%**
	Other*	-6.5	21.2	10.8	15.1	**13.7**	**-9%**	**-**	15.4	**28.9**	**87%**
	Unrealized gain (loss) on investments in equity securities held for operating purpose	2.7	-13.0	4.2	1.2	**-3.2**	**-**	**-**	-1.6	**-2.0**	**-**
	Income (loss) before income taxes	56.7	78.7	92.1	102.9	**133.0**	**29%**	**134%**	103.0	**235.9**	**129%**

*Additional information on "Other" (FY2024/25 2Q)

- Gain related to economic hedging (Y1.8bn)
- Gain on changes to own and counterparty credit spread relating to Derivatives (Y1.0bn)

5

Nomura Wealth Management 1. Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). 2. Revenue from transactions (brokerage revenue, consulting-related revenue), interest income, etc. other than from loans. 3. Excludes Corporate section. 4. Cash and securities inflows minus outflows, excluding regional financial institutions. 5. Recurring revenue divided by non-interest expenses. Net revenue: Y116.7bn (+2% QoQ; +18% YoY) Income before income taxes: Y45.3bn (+7% QoQ; +56% YoY) â—¼ Maintained upward momentum for six consecutive quarters in income before income taxes amid volatile markets – Efforts to grow asset management recurring revenue business taking hold lifting net inflows of recurring revenue assets; Flow revenue slowed, but recurring revenue at record high – Stepped up efforts to build stable revenue structure: Contained costs with a focus on non-personnel expenses, leading to an increase in recurring revenue cost coverage ratio to 70% Recurring revenue â—¼ Strong net inflows of recurring revenue assets outstripping annual KPI target (1H actual of Y826.2bn vs. target of Y800bn); Quarter-end recurring revenue assets of Y23.4trn remained high, albeit declining QoQ due to market factors â—¼ Recurring revenue increased 10% QoQ driven mainly by higher trust fees for investment trusts and discretionary investment fees Flow revenue, etc. â—¼ Flow revenue declined 3% QoQ as stock related revenue increased due to primary transactions, but investment trust commissions decreased Growth of client assets 6 Net revenue and income (loss) before income taxes Key points Breakdown of net revenue (billions of yen) (billions of yen) FY2024/25 1Q FY2024/25 2Q Investment trust net inflows3 +Y307.7bn +Y271.0bn Discretionary investment net inflows3 +Y96.5bn +Y86.0bn Net inflows of cash and securities4 +Y802.9bn +Y236.4bn Recurring revenue cost coverage ratio5 64% 70% FY2023/24 FY2024/25 QoQ YoY 2Q 3Q 4Q 1Q 2Q Net revenue 98.9 102.6 108.8 114.0 116.7 2% 18% Non-interest expenses 69.9 70.7 70.0 71.7 71.4 -0.4% 2% Income (loss) before income taxes 29.0 31.9 38.8 42.3 45.3 7% 56% FY2023/24 FY2024/25 QoQ YoY 2Q 3Q 4Q 1Q 2Q Recurring revenue1 38.9 38.6 41.8 45.8 50.3 10% 29% Flow revenue, etc.2 60.1 64.0 67.0 68.2 66.4 -3% 11% Net revenue 98.9 102.6 108.8 114.0 116.7 2% 18% 0.0 20.0 40.0 60.0 80.0 100.0 120.0 Flow revenue, etc. Recurring revenue

Nomura Wealth Management: Solid sales despite market volatility 1. Excludes Corporate section and Workplace Solution Department. 7 Total sales1 FY2023/24 FY2024/25 2Q 3Q 4Q 1Q 2Q Stocks 3,484.8 3,146.7 4,491.3 4,785.8 4,149.9 Bonds 746.8 617.8 749.3 695.6 610.8 Investment trusts 619.8 605.0 764.2 971.0 793.7 Discretionary investments 126.0 118.9 125.5 200.8 180.9 Insurance 120.5 164.9 82.0 113.3 115.7 Total sales1 5,097.9 4,653.4 6,212.2 6,766.6 5,851.0 Total sales1 declined 14% QoQ â—¼ Stocks: -13% QoQ – Quarterly decline mainly due to last quarter including Y1trn tender offer – Excluding above impact, secondary sales of Japanese stocks increased as investors took the opportunity to buy on the dip amid volatile markets – Primary stock subscriptions showed strong growth (Y338bn; 4.1x QoQ) on contributions from multiple large transactions â—¼ Bonds: -12% QoQ – Primary transactions contributed to stronger sales of foreign bonds – Sales of Japan bonds slowed as investors increasingly sat on sidelines due to lower interest rates â—¼ Investment trusts: -18% QoQ – Slowed from strong prior quarter, but US and Japan growth stock funds booked inflows â—¼ Discretionary investments: -10% QoQ – SMA and Fund Wrap contracts declined QoQ, but demand for investment diversification continued â—¼ Insurance: +2% QoQ – As US rates remained elevated, sales of insurance products tapping into demand for retirement funds and estate planning were solid (billions of yen) 0.0 1,000.0 2,000.0 3,000.0 4,000.0 5,000.0 6,000.0 7,000.0 Discretionary investments, Insurance products Investment trusts Bonds Stocks

Nomura Wealth Management: KPI summary 1. Excludes investment trust distributions, and investment trust net inflows in level fee accounts. Figures from before FY2023/24 4Q have been reclassified following a change in definition of net inflows of recurring assets in FY2024/25 1Q. 2. Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). 8 Net inflows of recurring revenue assets1 Flow business clients Workplace services (trillions of yen) (thousands) (billions of yen) (thousands) Recurring revenue assets and recurring revenue2 (billions of yen) â—¼ Increased Sales Partner headcount in PWM/WM has extended client reach â—¼ Successfully growing digital touchpoints with clients such as through apps, etc. â—¼ We have steadily grown our workplace services centred on ESOP; above FY2024/25 target (3.66 million) â—¼ Faster increase in net inflows of recurring revenue assets as asset managementtype businesses take hold â—¼ Outpacing annual KPI target (1H actual of Y826.2bn vs. Y800bn) FY2023/24 2Q 3Q 4Q 2Q Jun Sep Dec Mar FY2023/24 Sep/2Q Dec/3Q Mar/4Q Sep/2Q FY2024/25 Jun/1Q FY2023/24 Sep Dec Mar Sep FY2024/25 Jun 3,565 3,597 3,627 3,732 3,792 3,000 3,200 3,400 3,600 3,800 â—¼ Quarter-end recurring revenue assets declined due to market factors, but quarterly average remained roughly unchanged â—¼ Increase in net inflows of recurring revenue assets and seasonal factors lifted recurring revenue to record high FY2024/25 1Q 226.1 141.1 227.3 387.9 438.3 242.5 238.3 344.3 488.2 471.9 0.0 100.0 200.0 300.0 400.0 500.0 Wealth Management total Excluding Corporate section 20.2 21.0 23.0 24.3 23.4 38.9 38.6 41.8 45.8 50.3 20.0 30.0 40.0 50.0 10.0 15.0 20.0 25.0 Recurring revenue assets Recurring revenue (rhs) 896 1,247 1,456 1,692 925 1,251 800 1,000 1,200 1,400 1,600 1,800 FY2023/24 FY2024/25

Nomura Investment Management 1. Includes revenues from asset management business (excl. ACI-related gain/loss), Nomura Babcock & Brown aircraft leasing-related revenues and general partner management fees gained from private equity and other investment businesses but excludes investment gains/losses. 2. Comprised of returns from investments (changes in fair valuation, funding costs, management fees, dividends, etc.) including ACI-related gain/loss, private equity/credit and other investment businesses gain/loss. 9 Net revenue: Y56.1bn (+18% QoQ; +24% YoY) Income before income taxes: Y31.9bn (+38% QoQ; +38% YoY) â—¼ Stable business revenue at highest level since division established in April 2021—Quarter-end AuM (Y89trn) declined QoQ due to market factors, but quarterly average roughly unchanged from last quarter; Continued net inflows (Y1.1trn) â—¼ Investment gain/loss increased significantly QoQ on contribution from American Century Investments (ACI) related valuation gain/loss Business revenue â—¼ Net revenue: Y39.4bn (+1% QoQ; +18% YoY)—Asset management business remained strong with asset management fees increasing from last quarter; The investment trust business reported inflows into private assets and global equities through a broad range of distribution channels, while the investment advisory and international businesses won new mandates Investment gain/loss â—¼ Net revenue: Y16.7bn (+95% QoQ; +43% YoY)—ACI-related valuation gain/loss increased significantly QoQ—Unrealized gain from Nomura Capital Partners portfolio companies declined QoQ Net revenue and income (loss) before income taxes Breakdown of net revenue (billions of yen) (billions of yen) Key points FY2023/24 FY2024/25 QoQ YoY 2Q 3Q 4Q 1Q 2Q Net revenue 45.1 38.9 43.6 47.7 56.1 18% 24% Non-interest expenses 21.9 23.3 25.8 24.5 24.2 -1% 10% Income (loss) before income taxes 23.2 15.6 17.8 23.2 31.9 38% 38% FY2023/24 FY2024/25 QoQ YoY 2Q 3Q 4Q 1Q 2Q Business revenue1 33.4 33.3 38.0 39.1 39.4 1% 18% Investment gain/loss2 11.7 5.6 5.6 8.6 16.7 95% 43% Net revenue 45.1 38.9 43.6 47.7 56.1 18% 24% -20.0 0.0 20.0 40.0 60.0 Investment gain/loss Business revenue

Nomura Investment Management: Inflows from diverse distribution channels 1. Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investments related to assets under management of asset management companies under Investment Management Division. 2. Based on assets under management (net). 3. Total of Nomura Asset Management alternative AuM and third-party investments related to assets under management of asset management companies under Investment Management Division. 10 Assets under management (net)1 Net inflows2 Ongoing inflows despite dip in alternative AuM3 (billions of yen) (billions of yen) Quarter-end AuM remained solid despite declining QoQ due to market factors, while net inflows continued to be booked Investment trust business â—¼ MRFs, etc. booked outflows of Y440bn, while main businesses booked inflows: Y570bn to investment trusts (excl. ETFs, MRFs, etc.) and Y520bn to ETFs—Investment trusts (excl. ETFs, MRFs, etc.): Inflows across diverse channels into private assets, balanced funds and global equities—ETFs: Ongoing inflows primarily into Japan equities Investment advisory and international businesses, etc. â—¼ In Japan, won mandates mainly for yen bond active â—¼ Internationally, inflows into US high yield bond funds (trillions of yen) FY2023/24 Sep Dec March Sep FY2024/25 Jun FY2023/24 2Q 3Q 4Q 2Q FY2024/25 1Q FY2023/24 Sep Dec March Sep FY2024/25 Jun 1,682 1,648 1,861 2,130 2,103 0 500 1,000 1,500 2,000 2,500 55.1 56.4 64.6 66.4 63.8 21.4 22.2 24.4 26.1 25.0 76.5 78.5 89.0 92.5 88.8 0.0 20.0 40.0 60.0 80.0 100.0 Investment advisory and international businesses, etc. Investment trust business 475 -60 780 695 655 118 385 347 256 468 593 326 1,128 951 1,123 -500 0 500 1,000 1,500 Investment advisory and international businesses, etc. Investment trust business

Nomura Wholesale 1. Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target. Net revenue: Y263.4bn (+8% QoQ; +29% YoY) Income before income taxes: Y45.3bn (+114% QoQ; 5.5x YoY) Higher revenues across all business lines â—¼ Global Markets net revenue increased 6% driven by Macro Products and Equity Products as we monetized client flows while providing liquidity amid elevated market volatility â—¼ Investment Banking net revenue gained 14% driven by multiple ECM transactions in Japan and a high-profile M&A transaction in EMEA Cost controls contributed to significantly higher income before income taxes: Expenses declined as lower severance expenses and yen appreciation more than offset higher bonus provisions 11 Net revenue and income (loss) before income taxes Key points Net revenue by business line Net revenue by region FY2023/24 FY2024/25 QoQ YoY 2Q 3Q 4Q 1Q 2Q Net revenue 204.1 217.0 254.2 244.8 263.4 8% 29% Non-interest expenses 195.8 194.0 233.6 223.7 218.1 -3% 11% Income (loss) before income taxes 8.3 23.0 20.6 21.1 45.3 114% 5.5x CIR 96% 89% 92% 91% 83% Revenue/modified RWA1 6.4% 6.7% 7.9% 7.3% 7.4% (billions of yen) FY2023/24 FY2024/25 QoQ YoY 2Q 3Q 4Q 1Q 2Q Global Markets 170.7 171.6 204.4 207.7 221.1 6% 30% Investment Banking 33.4 45.4 49.8 37.2 42.3 14% 27% Net revenue 204.1 217.0 254.2 244.8 263.4 8% 29% (billions of yen) FY2023/24 2Q 3Q 4Q FY2024/25 1Q 2Q (billions of yen) 66.2 62.6 71.0 73.9 86.7 34.5 37.9 44.2 39.4 34.1 34.4 48.2 40.7 37.0 39.5 69.2 82.1 98.4 94.6 88.9 0.0 50.0 100.0 150.0 200.0 250.0 Americas EMEA AEJ Japan 0.0 100.0 Investment 200.0 Banking Global Markets

Nomura Net revenue: Y221.1bn (+6% QoQ; +30% YoY) â—¼ Fixed Income revenues increased 2% QoQ driven by momentum in Macro Products across Rates and FX/EM â—¼ Equities revenues gained 14% QoQ on the back of strong performance in Equity Products in Japan and AEJ Fixed Income â—¼ Net revenue: Y127.8bn (+2% QoQ; +32% YoY)—Macro Products: Rates reported higher revenues from an uptick in client activity in Japan and the Americas, while FX/EM revenues rebounded in AEJ—Spread Products: Securitized Products marginally slowed QoQ primarily in the Americas, while Financing business remained robust, and Credit was slower in Japan compared to a strong prior quarter Equities â—¼ Net revenue: Y93.2bn (+14% QoQ; +26% YoY)—Equity Products: Revenues increased QoQ driven by strong performance in Financing and Derivatives in Japan and AEJ more than offset a dip in revenues in the Americas from a slowdown in client activity—Execution Services: Despite a decline in global equity market volumes, AEJ tapped into client flows to deliver stronger revenues, while Japan revenues remained elevated on contributions from primary transactions Wholesale: Global Markets 12 Net revenue Key points FY2023/24 FY2024/25 QoQ YoY 2Q 3Q 4Q 1Q 2Q Fixed Income (FI) 96.9 103.5 122.6 125.6 127.8 2% 32% Equities (EQ) 73.8 68.2 81.9 82.0 93.2 14% 26% Global Markets 170.7 171.6 204.4 207.7 221.1 6% 30% (billions of yen) â—¼ FI : Others1 â—¼ EQ: Others4 â—¼ FI: Spread Products3 â—¼ EQ: Equity Products5 â—¼ EQ: Execution Services6 â—¼ FI : Macro Products2 1. International Wealth Management, businesses run together with Investment Banking, and other revenue not attributed to a particular desk. 2. Rates, FX/EM. 3. Credit, Securitized Products. 4. Businesses run together with Investment Banking, and other gains and losses not attributable to a particular desk. 5. Cash and derivatives trading and Prime Services. 6. Equities execution business. 0.0 50.0 100.0 150.0 200.0 250.0

NOMURA

Wholesale: Investment Banking

Net revenue

(billions of yen)


40.0
20.0
0.0
Financing, Solutions, etc.
Advisory

	FY2023/24			FY2024/25		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
	33.4	45.4	49.8	37.2	**42.3**	**14%**	**27%**

Key points

Net revenue: Y42.3bn (+14% QoQ; +27% YoY)

- Advisory revenues slowed QoQ, while Financing and Solutions, etc.[1] rebounded
- Japan revenues at highest level since comparisons possible in FY2016/17 as we executed multiple deals amid an uptick in client activity aimed at boosting corporate value

Advisory

- High-profile deal in EMEA drove international revenues higher
- Although Japan slowed from strong prior quarter, we supported multiple tender offer and MBO related transactions

Financing and Solutions, etc.[1]

- ECM: Revenues doubled QoQ on secondary offerings resulting from unwinding of cross shareholdings; Retained top spot in Japan-related ECM league table[2]
- DCM: Higher revenues QoQ as we executed large deals, subordinated bonds and sustainability related transactions by domestic and international issuers

Executed high profile deals primarily in robust Japan business

Advisory

Involved in multiple deals in Consumer and Retail, Industrials

Major transactions

- **Carlsberg** (Denmark)'s UK subsidiary acquisition of Britvic (UK) (£4.0bn)
- **Carlsberg**'s (Denmark) share acquisition of Gorkha Brewery (Nepal) and Carlsberg South Asia (Singapore) ($744m)
- **Kirin Holdings'** tender offer to make FANCL a wholly-owned subsidiary (Y198.3bn)
- ITOCHU Corporation's **BS Investment**'s tender offer to make Descente a wholly-owned subsidiary (Y151.7bn)
- **Toyota Motor Corporation**'s tender offer of own shares and application for own shares tender offer by MS&AD Insurance Group Holdings (Total: Y863.8bn)
- DigitalBridge's tender offer to take **JTOWER** private (Y75.8bn)
- Permira Advisers (UK)'s sale of **Ziton** (Denmark) to Macquarie Group (AUS) (Undisclosed)

Financing

Launched multiple deals in Japan and international ECM; ALF performance improved

Major transactions

- **KOKUSAI ELECTRIC:** Global PO (Y276.4bn)
- **AISIN CORPORATION:** PO (Y198.3bn)
- **Terumo:** International Offering (Y182.6bn)
- **SBI Holdings:** Euro-Yen CB (Y100bn)
- **Casella Waste Systems (US):** PO ($518m)
- **Five Star Business Finance (India):** PO (INR45.0bn)
- **Softbank Corp:** Series 2 bond-type class shares (Y200bn)
- **INFRONEER Holdings**: Series 1 bond-type class shares (green bond-type class shares) (Y100bn)
- **Sekisui House:** Subordinated bonds (Y200bn)
- **Mexico:** Samurai bonds (Y152.2bn)
- **Applied Systems (US):** Refinance ($2.4bn)
- **IntraFi Network (US):** Refinance ($2.1bn)

1. ECM, DCM, ALF, businesses run together with Global Markets, and other revenue not attributed to a particular product.
2. Source: LSEG, Jan – Sep 2024

13

Nomura Non-interest expenses: Y350.3bn (-0.3% QoQ) â—¼ Compensation and benefits (+0.1% QoQ)—Higher bonus provisions in line with performance, lower severance-related expenses â—¼ Commissions and floor brokerage (+4% QoQ)—Increase due to higher trading volumes â—¼ Other expenses (-6% QoQ)—Lower professional fees Non-interest expenses 14 Key points (billions of yen) (billions of yen) FY2022 /23 FY2023 /24 FY2023/24 FY2024/25 QoQ 2Q 3Q 4Q 1Q 2Q Compensation and benefits 605.8 673.5 167.1 170.6 177.1 184.5 184.7 0.1% Commissions and floor brokerage 119.2 137.3 34.3 34.3 37.3 43.6 45.3 3.9% Information processing and communications 209.5 217.1 53.6 54.3 56.3 55.8 56.7 1.7% Occupancy and related depreciation 66.9 68.7 17.5 16.8 17.8 17.6 16.8 -4.7% Business development expenses 22.6 24.2 5.4 6.2 6.5 6.6 6.0 -9.0% Other 162.0 167.2 33.1 39.3 57.9 43.4 40.8 -6.0% Total 1,186.1 1,288.2 311.0 321.5 353.0 351.5 350.3 -0.3% Full year Quarter 311.0 321.5 353.0 351.5 350.3 0.0 200.0 400.0 1,186.1 1,288.2 0 500 1,000 1,500 Other Business development expenses Occupancy and related depreciation Information processing and communications Commissions and floor brokerage Compensation and benefits

Nomura Robust financial position 1. Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders’ equity. 2. HQLA and LCR as of the end of September 2024 are final figures. Other figures are preliminary. 3. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets. 4. Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items). 5. Daily average for each quarter. 15 Balance sheet related indicators and capital ratios RWA and CET 1 capital ratio3 Changes in RWA2 Mar 2024 Jun 2024 Sep 2024 Total assets Y55.1trn Y59.7trn Y57.5trn Shareholders’ equity Y3.4trn Y3.5trn Y3.3trn Gross leverage 16.5x 17.3x 17.4x Net leverage1 10.2x 11.0x 11.3x Level 3 assets (net)2 Y1.0trn Y1.3trn Y1.2trn Liquidity portfolio Y8.4trn Y9.0trn Y9.4trn Basel 3 basis Mar 2024 Jun 2024 Sep 20242 Tier 1 capital 3,468 3,543 3,395 Tier 2 capital 0.5 0.4 0.4 Total capital 3,468 3,543 3,395 RWA 18,976 20,147 19,227 Tier 1 capital ratio 18.2% 17.5% 17.6% CET 1 capital ratio3 16.2% 15.7% 15.7% Consolidated capital adequacy ratio 18.2% 17.5% 17.6% Consolidated leverage ratio4 5.24% 4.93% 4.95% HQLA5 Y6.5trn Y6.3trn Y7.1trn LCR5 202.7% 214.8% 224.3% TLAC ratio (RWA basis) 33.0% 32.2% 30.7% TLAC ratio (Total exposure basis) 10.4% 9.9% 9.5% (billions of yen) (trillions of yen) (trillions of yen) Credit risk Operational risk FY2023/24 Sep Dec Mar FY2024/25 Jun Sep 16.5% 16.3% 16.2% 15.7% 15.7% 0.0% 5.0% 10.0% 15.0% 20.0% 0.0 5.0 10.0 15.0 20.0 RWA (Basel 3) (lhs) CET 1 capital ratio (Basel 3) (rhs) 10.1 -0.3 9.8 7.2 -0.8 6.4 2.8 0.2 3.0 20.1 19.2 0.0 5.0 10.0 15.0 20.0 Jun 2024 Sep 2024 Market risk

Nomura Financial Supplement

Nomura Consolidated balance sheet Consolidated balance sheet 1. Including securities pledged as collateral. 17 (billions of yen) Mar 31, 2024 Sep 30, 2024 Increase (Decrease) Mar 31, 2024 Sep 30, 2024 Increase (Decrease) Assets Total cash and cash deposits 5,155 5,790 635 Short-term borrowings 1,055 897 -158 Total payables and deposits 6,490 7,179 689 Total loans and receivables 6,834 6,817 -17 Total collateralized financing 19,397 20,239 842 Trading liabilities 10,891 11,383 493 Total collateralized agreements 20,995 20,200 -795 Other liabilities 1,415 1,316 -99 Long-term borrowings 12,452 13,048 596 19,657 22,135 2,478 Total liabilities 51,699 54,062 2,364 Total other assets1 2,507 2,516 9 Equity Total NHI shareholders’ equity 3,350 3,301 -49 Noncontrolling interest 98 96 -3 Total assets 55,147 57,459 2,311 55,147 57,459 2,311 Total trading assets and private equity and debt investments1 Total liabilities and equity Liabilities

Nomura Value at risk 18 (billions of yen) â—¼ Definition—95% confidence level—1-day time horizon for outstanding portfolio—Inter-product price fluctuations considered â—¼ From April 1, 2024, to September 30, 2024 (billions of yen)—Maximum: 6.9—Minimum: 4.5—Average: 5.6 FY2022/23 FY2023/24 FY2024/25 Mar Mar Sep Dec Mar Jun Sep Equity 3.3 3.3 3.0 3.6 3.3 3.2 3.0 Interest rate 4.7 2.6 3.5 2.8 2.6 2.6 2.4 Foreign exchange 1.4 2.1 1.7 2.3 2.1 2.4 2.4 Sub-total 9.4 8.0 8.2 8.7 8.0 8.2 7.8 -3.2 -2.5 -2.7 -2.9 -2.5 -2.9 -2.4 6.2 VaR 5.5 5.5 5.8 5.5 5.3 5.4 Diversification benefit FY2023/24

Nomura Consolidated financial highlights 1. Quarterly ROE is calculated using annualized year-to-date net income. 19 (billions of yen) 92.8 165.9 3.1% 5.1% 0% 2% 4% 6% 8% 10% 0 50 100 150 200 Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders ROE(%) FY2024/25 2Q 3Q 4Q 1Q 2Q Net revenue 1,335.6 1,562.0 367.8 400.2 445.1 454.4 483.3 Income (loss) before income taxes 149.5 273.9 56.7 78.7 92.1 102.9 133.0 Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders 92.8 165.9 35.2 50.5 56.8 68.9 98.4 Total NHI shareholders’ equity 3,148.6 3,350.2 3,291.4 3,279.5 3,350.2 3,463.0 3,300.8 ROE (%)1 3.1% 5.1% 3.6% 4.5% 5.1% 8.1% 10.1% Basic-Net income (loss) attributable to NHI shareholders per share (yen) 30.86 54.97 11.61 16.77 18.92 23.33 33.30 Diluted-Net income (loss) attributable to NHI shareholders per share (yen) 29.74 52.69 11.21 16.10 18.02 22.36 32.26 Total NHI shareholders’ equity per share (yen) 1,048.24 1,127.72 1,092.03 1,087.95 1,127.72 1,172.07 1,117.00 FY2022/23 FY2023/24 FY2023/24 35.2 50.5 56.8 68.9 98.4 3.6% 4.5% 5.1% 8.1% 10.1% 0% 3% 6% 9% 12% 0 30 60 90 120

Nomura Consolidated income 20 (billions of yen) FY2024/25 2Q 3Q 4Q 1Q 2Q Commissions 279.9 364.1 88.9 85.7 106.7 102.8 101.4 Fees from investment banking 113.2 173.3 38.6 55.2 48.3 41.3 53.3 Asset management and portfolio service fees 271.7 310.2 76.7 77.5 84.2 90.3 93.8 Net gain on trading 563.3 491.6 116.6 125.1 134.4 132.0 147.7 Gain (loss) on private equity and debt investments 14.5 11.9 1.1 1.9 2.0 3.2 1.6 Interest and dividends 1,114.7 2,620.9 658.5 686.3 726.4 788.6 763.0 Gain (loss) on investments in equity securities -1.4 9.6 2.8 -3.4 5.4 1.4 -2.6 Other 130.9 175.8 29.5 52.1 63.4 58.4 83.3 2,486.7 4,157.3 1,012.7 1,080.5 1,170.8 1,217.9 1,241.6 1,151.1 2,595.3 644.9 680.3 725.7 763.4 758.2 1,335.6 1,562.0 367.8 400.2 445.1 454.4 483.3 1,186.1 1,288.2 311.0 321.5 353.0 351.5 350.3 149.5 273.9 56.7 78.7 92.1 102.9 133.0 Net income (loss) attributable to NHI shareholders 92.8 165.9 35.2 50.5 56.8 68.9 98.4 FY2022/23 Non-interest expenses FY2023/24 FY2023/24 Income (loss) before income taxes Interest expense Total revenue Revenue Net revenue

Nomura Asset Management and portfolio service fees Fees from Investment banking Commissions Main revenue items 21 (billions of yen) FY2024/25 2Q 3Q 4Q 1Q 2Q Stock brokerage commissions 190.8 242.7 58.3 56.4 72.7 64.9 66.9 Other brokerage commissions 17.9 15.6 4.0 3.9 3.8 4.1 4.4 Commissions for distribution of investment trusts 30.3 56.2 14.0 13.1 15.7 20.3 14.5 Other 41.0 49.5 12.6 12.3 14.5 13.4 15.5 Total 279.9 364.1 88.9 85.7 106.7 102.8 101.4 Equity underwriting and distribution 18.9 45.5 13.1 17.9 9.9 7.4 19.3 Bond underwriting and distribution 21.1 27.5 5.2 7.9 9.0 8.8 11.4 M&A / Financial advisory fees 53.9 61.6 10.0 21.0 17.0 16.6 15.3 Other 19.3 38.8 10.3 8.4 12.4 8.4 7.3 Total 113.2 173.3 38.6 55.2 48.3 41.3 53.3 Asset management fees 171.3 193.5 47.6 48.1 52.5 55.9 58.3 Administration fees 76.2 88.2 22.0 22.2 23.9 26.5 27.3 Custodial fees 24.2 28.5 7.0 7.2 7.7 8.0 8.3 Total 271.7 310.2 76.7 77.5 84.2 90.3 93.8 FY2023/24 FY2022/23 FY2023/24

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	FY2022/23	FY2023/24	FY2023/24 2Q	FY2023/24 3Q	FY2023/24 4Q	FY2024/25 1Q	FY2024/25 2Q
Wealth Management	33.5	122.7	29.0	31.9	38.8	42.3	**45.3**
Investment Management	43.5	60.2	23.2	15.6	17.8	23.2	**31.9**
Wholesale	29.4	53.9	8.3	23.0	20.6	21.1	**45.3**
Three business segments total	106.4	236.8	60.5	70.5	77.1	86.6	**122.5**
Other	73.4	47.4	-6.5	21.2	10.8	15.1	**13.7**
Segments total	179.7	284.2	54.1	91.7	87.9	101.7	**136.2**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-30.3	-10.3	2.7	-13.0	4.2	1.2	**-3.2**
Income (loss) before income taxes	149.5	273.9	56.7	78.7	92.1	102.9	**133.0**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)	FY2022/23	FY2023/24	FY2023/24 2Q	FY2023/24 3Q	FY2023/24 4Q	FY2024/25 1Q	FY2024/25 2Q
Americas	-51.7	14.7	13.1	7.1	14.3	13.3	**19.8**
Europe	9.2	-33.1	-9.2	0.8	-18.8	-4.8	**3.0**
Asia and Oceania	31.0	23.8	2.5	10.1	9.3	8.4	**17.0**
Subtotal	-11.5	5.4	6.5	18.0	4.8	17.0	**39.8**
Japan	161.0	268.5	50.2	60.7	87.3	86.0	**93.3**
Income (loss) before income taxes	149.5	273.9	56.7	78.7	92.1	102.9	**133.0**

1. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended September 30, 2024). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

22

Nomura Income (loss) before income taxes Segment “Other” 23 (billions of yen) 73.4 47.4 -30 0 30 60 90 FY2024/25 2Q 3Q 4Q 1Q 2Q Net gain (loss) related to economic hedging transactions -4.8 2.0 -8.9 7.6 0.0 -2.9 1.8 Realized gain (loss) on investments in equity securities held for operating purposes 28.4 21.0 0.0 11.8 1.0—0.5 Equity in earnings of affiliates 47.7 46.4 9.0 8.8 14.9 14.8 11.6 Corporate items -12.6 -12.0 1.4 -6.5 -8.9 5.5 -5.3 Others 14.7 -10.1 -8.0 -0.5 3.8 -2.3 5.2 Income (loss) before income taxes 73.4 47.4 -6.5 21.2 10.8 15.1 13.7 FY2022/23 FY2023/24 FY2023/24 -6.5 21.2 10.8 15.1 13.7 1 2 3 4 5

Nomura Wealth Management related data (1) 24 (billions of yen) FY2024/25 2Q 3Q 4Q 1Q 2Q QoQ YoY Commissions 112.5 173.5 41.9 41.1 49.1 49.8 43.3 -13.0% 3.3% Of which, stock brokerage commission 50.9 80.2 18.8 17.2 25.1 19.1 17.7 -6.9% -5.6% Of which, commissions for distribution of investment trusts 30.2 54.9 13.5 13.1 15.0 20.2 14.1 -30.3% 4.4% Sales credit 44.2 55.9 14.9 14.3 14.0 14.5 15.6 7.2% 4.7% Fees from investment banking and other 16.2 23.1 5.1 9.1 5.1 4.4 10.5 137.3% 108.3% Investment trust administration fees and other 108.1 124.4 31.0 31.2 33.9 37.5 39.0 4.0% 25.9% Net interest revenue 19.3 25.5 6.1 6.9 6.7 7.7 8.2 7.4% 35.5% Net revenue 300.2 402.4 98.9 102.6 108.8 114.0 116.7 2.4% 18.0% Non-interest expenses 266.7 279.7 69.9 70.7 70.0 71.7 71.4 -0.4% 2.2% Income before income taxes 33.5 122.7 29.0 31.9 38.8 42.3 45.3 7.2% 55.9% 2,111.0 3,271.8 820.5 757.6 966.9 1,203.5 899.0 -25.3% 9.6% Stock investment trusts 1,560.3 2,525.9 626.6 627.3 664.0 955.6 719.8 -24.7% 14.9% Foreign investment trusts 550.7 745.9 193.9 130.3 302.9 247.9 179.2 -27.7% -7.6% Sales of JGBs for individual investors (transaction base) 526.2 398.9 99.6 127.7 68.5 113.4 38.6 -66.0% -61.2% Domestic distribution volume of investment trusts FY2023/24 FY2022/23 FY2023/24 Other

Nomura Wealth Management client assets Wealth Management related data (2) 1. Including CBs and warrants. 2. Including annuity insurance. 25 (trillions of yen) 122.2 153.5 0 40 80 120 160 Other Foreign investment trusts Bond investment trusts Stock investment trusts Domestic bonds Foreign currency bonds Equities FY2022/23 FY2023/24 FY2024/25 Mar Mar Sep Dec Mar Jun Sep Equities 78.0 102.5 87.7 87.9 102.5 100.6 94.6 Foreign currency bonds 5.3 6.4 5.8 6.0 6.4 6.8 6.5 Domestic bonds1 13.2 13.7 13.3 13.5 13.7 13.7 14.0 Stock investment trusts 10.2 13.3 11.2 11.9 13.3 14.2 13.5 Bond investment trusts 6.8 7.3 7.1 7.1 7.3 7.3 7.0 Foreign investment trusts 1.2 1.8 1.5 1.5 1.8 2.0 1.8 Other2 7.5 8.6 7.8 8.0 8.6 8.9 8.7 Total 122.2 153.5 134.4 135.9 153.5 153.5 146.1 FY2023/24 134.4 135.9 153.5 153.5 146.1

Nomura Net inflows of cash and securities1 Wealth Management related data (3) 1. Cash and securities inflows minus outflows, excluding regional financial institutions. 2. Retail excludes Corporate section, Private Wealth Management and Workplace Service from Wealth Management total. Figures from before FY2023/24 4Q have been reclassified following a change in definition in FY2024/25 1Q. 3. Retail Only. Figures from before FY2023/24 4Q have been reclassified following a change in definition in FY2024/25 1Q. 26 (billions of yen) 720 1,273 194 755 -800 -400 0 400 800 1,200 1,600 Wealth Management total Retail only 357 1,220 -656 803 236 90 290 138 460 467 FY2023/24 FY2024/25 2Q 3Q 4Q 1Q 2Q Wealth Management total 720 1,273 357 1,220 -656 803 236 Retail only2 194 755 90 290 138 460 467 Inflows of cash and securities3 4,623 5,305 1,199 1,426 1,430 1,750 1,649 FY2022/23 FY2023/24 -800 -656

Nomura Wealth Management related data (4) 1. Junior NISA accounts are not included from the figure at the end of June 2024. 2. Ratio of cash stocks traded via online service. 27 Number of accounts New Individual accounts / IT share2 (thousands) (thousands) FY2022/23 FY2023/24 FY2024/25 Mar Mar Sep Dec Mar Jun Sep Accounts with balance 5,353 5,496 5,396 5,448 5,496 5,524 5,888 Equity holding accounts 2,993 2,972 2,962 2,964 2,972 2,978 3,265 NISA accounts opened1 1,632 1,780 1,699 1,758 1,780 1,745 1,763 Online service accounts 5,208 5,582 5,377 5,476 5,582 5,655 5,796 FY2023/24 FY2024/25 2Q 3Q 4Q 1Q 2Q New individual accounts 199 334 88 87 99 83 81 IT share2 No. of orders 85% 84% 84% 83% 84% 84% 86% Transaction value 59% 59% 58% 59% 59% 58% 61% FY2022/23 FY2023/24 FY2023/24

NOMURA

Investment Management related data (1)

Net revenue and income (loss) before income taxes

(billions of yen)

	FY2022/23	FY2023/24	FY2023/24 2Q	3Q	4Q	FY2024/25 1Q	2Q	QoQ	YoY
Business revenue	120.7	137.2	33.4	33.3	38.0	39.1	**39.4**	**0.7%**	**17.9%**
Investment gain/loss	7.9	16.9	11.7	5.6	5.6	8.6	**16.7**	**94.7%**	**42.7%**
Net revenue	128.6	154.1	45.1	38.9	43.6	47.7	**56.1**	**17.7%**	**24.3%**
Non-interest expenses	85.1	93.9	21.9	23.3	25.8	24.5	**24.2**	**-1.4%**	**10.3%**
Income (loss) before income taxes	43.5	60.2	23.2	15.6	17.8	23.2	**31.9**	**37.8%**	**37.6%**

Asset under management by company[1]

(trillions of yen)

	FY2022/23 Mar	FY2023/24 Mar	FY2023/24 Sep	Dec	Mar	FY2024/25 Jun	Sep
Nomura Asset Management	69.1	91.0	78.3	80.4	91.0	91.4	**87.7**
Nomura Corporate Research and Asset Management, etc.	3.9	5.6	4.9	5.0	5.6	6.2	**5.9**
Assets under management (gross)[2]	73.0	96.6	83.2	85.5	96.6	97.5	**93.6**
Group company overlap	5.7	7.6	6.7	7.0	7.6	5.0	**4.8**
Assets under management (net)[3]	67.3	89.0	76.5	78.5	89.0	92.5	**88.8**

1. *From June 2024, assets under management (gross) of Nomura Asset Management and Group company overlap assets decreased similarly due to the reorganization in the Americas made on April 1, 2024.*
2. *Total of assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investments related to assets under management of asset management companies under Investment Management Division.*
3. *Net after deducting duplications from assets under management (gross).*

28

Nomura Investment Management related data (2) 1. Based on assets under management (net). 2. Source: Investment Trusts Association, Japan. 29 Asset inflows/outflows by business1 Domestic public investment trust market and Nomura Asset Management market share2 (billions of yen) (trillions of yen) FY2024/25 2Q 3Q 4Q 1Q 2Q Investment trusts business 156 1,845 475 -60 780 695 655 of which ETFs -250 473 266 -131 296 145 521 Investment advisory and international businesses -916 1,915 118 385 347 256 468 Total net asset inflow -760 3,760 593 326 1,128 951 1,123 FY2023/24 FY2022/23 FY2023/24 FY2022/23 FY2023/24 FY2024/25 Mar Mar Sep Dec Mar Jun Sep Market 166.2 227.0 189.1 196.9 227.0 237.4 230.2 Nomura Asset Management share (%) 27% 26% 27% 26% 26% 26% 25% Market 152.2 211.0 173.4 181.3 211.0 221.6 215.2 Nomura Asset Management share (%) 25% 25% 25% 25% 25% 24% 24% Market 13.9 16.0 15.7 15.6 16.0 15.8 15.0 Nomura Asset Management share (%) 44% 44% 43% 44% 44% 44% 44% Market 63.3 89.6 73.1 74.9 89.6 89.6 85.9 Nomura Asset Management share (%) 44% 43% 43% 43% 43% 44% 44% FY2023/24 ETF Domestic public bond investment trusts Domestic public stock investment trusts Domestic public investment trusts

Nomura Wholesale related data 30 Net revenue and income (loss) before income taxes Breakdown of Wholesale revenue (billions of yen) (billions of yen) FY2024/25 2Q 3Q 4Q 1Q 2Q Net revenue 772.4 866.1 204.1 217.0 254.2 244.8 263.4 7.6% 29.1% Non-interest expenses 743.0 812.2 195.8 194.0 233.6 223.7 218.1 -2.5% 11.4% Income (loss) before income taxes 29.4 53.9 8.3 23.0 20.6 21.1 45.3 114.5% 5.5x FY2023/24 QoQ YoY FY2023/24 FY2022/23 FY2024/25 2Q 3Q 4Q 1Q 2Q Fixed Income 402.4 420.3 96.9 103.5 122.6 125.6 127.8 1.8% 32.0% Equities 253.9 286.8 73.8 68.2 81.9 82.0 93.2 13.7% 26.3% 656.3 707.1 170.7 171.6 204.4 207.7 221.1 6.5% 29.5% 116.1 159.0 33.4 45.4 49.8 37.2 42.3 13.8% 26.7% 772.4 866.1 204.1 217.0 254.2 244.8 263.4 7.6% 29.1% QoQ YoY FY2023/24 FY2022/23 FY2023/24 Net revenue Global Markets Investment Banking

Nomura Number of employees 1. Includes Powai office in India. 31 FY2022/23 FY2023/24 FY2024/25 Mar Mar Sep Dec Mar Jun Sep Japan 15,131 14,870 15,158 14,996 14,870 15,215 15,045 Europe 2,937 3,053 2,993 3,015 3,053 3,057 3,111 Americas 2,387 2,440 2,486 2,458 2,440 2,450 2,502 Asia and Oceania1 6,320 6,487 6,492 6,449 6,487 6,622 6,724 Total 26,775 26,850 27,129 26,918 26,850 27,344 27,382 FY2023/24

Nomura Disclaimer â—¼ This document is produced by Nomura Holdings, Inc. (“Nomura”). â—¼ Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made. â—¼ The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information. â—¼ All rights regarding this document are reserved by Nomura unless otherwise indicated. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura. â—¼ This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (https://www.nomura.com) and on the SEC‘s website (https://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions. â—¼ Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. â—¼ The consolidated financial information in this document is unaudited.

Nomura 33 Nomura Holdings, Inc. www.nomura.com